Postal Code 20549-0305

								February 4, 2005


via facsimile and U.S. mail

J. Michael Carr
Chief Executive Officer and President
Pioneer Railcorp
1318 South Johanson Road
Peoria, Illinois  61607

Re:  	Pioneer Railcorp
	Schedule 13E-3 filed November 9, 2004, as amended January 11,
2005
	File no. 5-47260

	Preliminary Schedule 14A filed November 9, 2004, as amended
January 11, 2005
	File no. 1-12072

	Form 10-KSB for the fiscal year ended December 31, 2003
	File no. 1-12072
	Filed March 18, 2003

Dear Mr. Carr:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Summary Term Sheet, page 7
1. See the second to last bullet point on page 8. Revise the fairness determination of the board of directors to address each group of unaffiliated shareholders.
2. Also, in the summary term sheet, please provide the fairness determination of each filing person.
3. Revise the summary term sheet to highlight the information in response to comment 19 and the document to provide further information regarding what shareholders need to do to have their ownership status from street to record, including timing concerns.

Preliminary Proxy Materials

Special Factors, page 12

Background of the Merger Proposal, page 12
4. You frequently refer to incurring significant costs as a result of the Sarbanes-Oxley Act and that these costs were a significant factor in your decision to privatize. Please quantify, to the extent practicable, the significant costs to which you refer and also disclose the specific "cost savings and benefits of proceeding with the going private transaction" as discussed by management on June 28,
2004 and September 20, 2004.
5. We note your response to our prior comment 23, but reissue that comment, in part. Revise the fairness section to clarify what consideration the board and each filing person gave to the fact that the merger structure would allow you to cash out the warrant holder and how it was fair to each group of unaffiliated security holders.
6. Please provide a more specific narrative on the discussions Donnelly Penman had with key management key members. For example, you should provide the material aspects of the discussions relating to the bullet points you list on page 15.

Structure of the Merger, page 17
7. We note the revised disclosure in response to comment 27. Also disclose these figures on a per share basis. In addition, it is unclear why you based these amounts on beneficial ownership.
Please
advise.

Financial Fairness, page 20
8. We note your response to comment 32. With a view toward clarified disclosure, tell us how Donnelly was able to identify specific growth opportunities. For example did members of management provide them with information regarding particular aspects of potential growth or changes in subsidiary operations? If so, it appears this should be disclosed.

Recommendation of our board of directors, page 22
9. We note your response to our prior comment 36, but reissue the comment because we do not see disclosure addressing what consideration each filing person gave to the fact that management and the board, rather than the special committee, determined the structure of and procedural safeguards necessary for the transaction.
10. We note your response to our prior comment 37 and the disclosure you added to address the procedural safeguard found in Item 1014(d).
Please revise to specifically address the procedural safeguard found in Item 1014(d).

Interests of Certain Persons in the Merger, page 29
11. We note your response to prior comment 42. Revise to clarify that each of the interests you disclose are based on beneficial ownership. Also revise to disclose how the actual or economic interests will change.

Position of the Company`s Largest Shareholder, Guy Brenkman, as to the Fairness of the Merger, page 29
12. Mr. Brenkman has not provided a fairness determination as to each group of unaffiliated holders since it appears that Mr. Brenkman`s statements broadly relate to "shareholders who are not affiliated with Pioneer." Please further revise to have Mr. Brenkman state his belief as to the procedural and substantive fairness to each group of unaffiliated shareholders. See Item 8 to Schedule 13E-3 and Q&A No.
5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Financing of the Merger, page 30
13. We note your disclosure regarding the financing and that you have filed "Form of Loan Documents" as Exhibit 4 to your Schedule 13E-3.
Please advise us supplementally why you believe financing is assured.
If you have a commitment letter, please file it as an exhibit to your
Schedule 13E-3. If financing is not assured, please disclose that.
Refer to prior comments 16 and 43.
14. Since your disclosure currently indicates that you have no arrangements in place in the event that your primary financing plans fall through, please confirm to us whether there are any foreseeable conditions or uncertainties known to you that would result in the failure to finance the merger.


Pro Forma Effect of the Merger, page 37
15. The weighted average shares outstanding of 4,005,102 presented in the selected pro forma financial data table do not agree with the weighted average shares of 4,047,523 included in footnote (D) of the pro forma consolidated income statements for the year ended and nine months ended December 31, 2003 (page 51) and September 31, 2004 (page
52), respectively. Please revise your filing to correct this discrepancy. In addition, please set forth the weighted average number of shares used to compute the per share data on the face of the pro forma income statements in accordance with Rule 11-02(b)(7)
of Regulation S-X.

Voting Securities and Principal Holders thereof, page 42
16. Please revise the table to calculate beneficial ownership as set forth in Rule 13d-3(d)(1)(i). ("Any securities not outstanding which are subject to options, warrants, rights or conversion privileges shall be deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person, but shall not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.")
Also,
clarify in the footnotes that all stock options will continue to be outstanding after the merger. Finally revise the table to include all shares beneficially owned as determined by Rule 13d-3. Disclaimers of beneficial ownership do not affect this amount. Revise throughout the document to reflect correct beneficial ownership.

Selected Historical Financial Data, page 45
17. The notes payable amount of $281,000 as of September 30, 2004 does not agree with the notes payable amount of $218,000 presented on the face of the pro forma consolidated balance sheet on page 48.
Please revise your filing to correct this transposition.

Pro Forma Consolidated Income Statements, page 51
18. We note your response to prior comment number 51 and pro forma adjustment (A) of $150,000 giving effect for the estimated cost savings from no longer being a public company. In addition to being directly attributable to the merger and having a continuing impact, the pro forma adjustments must also be factually supportable. In this regard, please expand your footnote to specifically disclose the type and amount of the costs that you no longer expect to incur as a result of the going private transaction. Your revised footnote should also include the calculation of how you arrived at the pro forma adjustment of $150,000 and basis for the amounts included in the adjustment.
19. Further, we note the pro forma adjustment (A) for both your pro forma consolidated income statements for the year ended and nine months ended December 31, 2003 and September 30, 2004, respectively, is estimated at $150,000. We would expect the estimated amount for the nine-months ended September 30, 2004 to be less than or prorated accordingly based upon the amount estimated for the year ended December 31, 2003. Please advise or revise your pro forma adjustment on pages 51 and 52, accordingly.

Other
20. Please note that we do not have a record of any acknowledgements electronically filed as correspondence on Edgar. As you know, you are required to submit related correspondence and supplemental information on Edgar pursuant to Regulation S-T. Please refer to Rule 101 of Regulation S-T.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing Comments

	Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See
Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please direct any questions regarding the accounting comments to
Jean Yu, Staff Accountant, at (202) 824-5421, or in her absence, to
Linda Cvrkel, Branch Chief - Accountant, at (202) 942-1936. For questions on other comments, please contact Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931, or Susan Guerrier, Attorney-
Advisor at (202) 942-1965.   You may also reach me at (202) 942-
2920.

							Sincerely,


							Michael Pressman
							Special Counsel
							Office of Mergers and
Acquisitions





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Pioneer Railcorp
February 4, 2005
Page 6





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE